UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Natus Medical, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

639050 10 3 (CUSIP Number)

February 14, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No.	639050 10 3

1.	Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Trinity Ventures II, L.P. 77-0213227

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power -0- 7. Sole Dispositive Power -0- 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

11.	Percent of Class Represented by Amount in Row (11) 0

12.	Type of Reporting Person PN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 8 pages

CUSIP No.	639050 10 3

1.	Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Trinity Ventures III, L.P. 94-3113455

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power -0- 7. Sole Dispositive Power -0- 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

11.	Percent of Class Represented by Amount in Row (11) 0

12.	Type of Reporting Person PN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 8 pages

CUSIP No.	639050 10 3

1.	Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Trinity Side-By-Side Fund I, L.P. 94-3125683

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power -0- 7. Sole Dispositive Power -0- 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

11.	Percent of Class Represented by Amount in Row (11) 0

12.	Type of Reporting Person PN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 4 of 8 pages

Item 1.

(a)	Name of Issuer: Natus Medical, Inc. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1501 Industrial Road
San Carlos, CA 94070

Item 2.

(a)	Name of Person Filing:

Trinity Ventures on behalf of
Trinity Ventures II, L.P. (“Trinity II”),
Trinity Ventures III, L.P. (“Trinity III”), and
Trinity Side-By-Side Fund I, L.P. (“Trinity SBS I”)

(b)	Address of Principal Business Office:

c/o Trinity Ventures
3000 Sand Hill Road
Building 4, Suite 160
Menlo Park, CA 94025

(c)	Citizenship/Place of Organization:

Trinity Ventures — California
Trinity II — California
Trinity III — California
Trinity SBS I — California

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 639050 10 3

Item 3.

Not applicable.

Page 5 of 8 pages

Item 4.    Ownership.

		Trinity II	Trinity III	Trinity SBS I

(a)	Beneficial Ownership	-0-	-0-	-0-

(b)	Percentage of Class	-0-	-0-	-0-

(c)(i)	Sole Voting Power	-0-	-0-	-0-

(ii)	Shared Voting Power	-0-	-0-	-0-

(iii)	Sole Dispositive Power	-0-	-0-	-0-

(iv)	Shared Dispositive Power	-0-	-0-	-0-

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of class of securities, check the following:    ☒

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.    Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.    Notice of Dissolution of Group

Not applicable.

EXHIBIT(S):

A:    Joint Filing Statement

Page 6 of 8 pages

Item 10.    Certification

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 15, 2003

Trinity Ventures II, L.P.

By:	Trinity TVL Partners, L.P.
its General Partner

By:	/s/ KATHLEEN A. MURPHY
Managing Member

Trinity Ventures III, L.P.

By:	Trinity TVL Partners, L.P.
its General Partner

By:	/s/ KATHLEEN A. MURPHY
Managing Member

Trinity Side-By-Side Fund I, L.P.

By:	Trinity TVL Partners, L.P.
its General Partner

By:	/s/ KATHLEEN A. MURPHY
Managing Member

Page 7 of 8 pages

Exhibit A

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:    January 15, 2003

Trinity Ventures II, L.P.

By:	Trinity TVL Partners, L.P.
its General Partner

By:	/s/ KATHLEEN A. MURPHY
Managing Member

Trinity Ventures III, L.P.

By:	Trinity TVL Partners, L.P.
its General Partner

By:	/s/ KATHLEEN A. MURPHY
Managing Member

Trinity Side-By-Side Fund I, L.P.

By:	Trinity TVL Partners, L.P.
its General Partner

By:	/s/ KATHLEEN A. MURPHY
Managing Member

Page 8 of 8 pages